April 8, 2013
Via Edgar
Mr. Marc Thomas
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Washington Federal, Inc.
Form 10-K for September 30, 2013
File Number 001-34654

Dear Mr. Thomas:
We have received your letter dated March 26, 2013 and provide below the responses of Washington Federal, Inc. (“Company” or “Washington Federal”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below you will find our responses to your questions. For your reference, we have included the Commission’s comments and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality and Allowance for Loan Losses, page 11

1. You disclose that your general allowance for loan losses is based on historical loss experience and that your actual loss experience is supplemented with other reserves based on the current environment and portfolio performance trends. Please revise future filings to:

•	Specify, by portfolio segment, how many years of charge-offs are included in your loss factors. Identify and discuss any changes made during the periods presented;

•
Present additional granularity regarding any adjustments made to historical losses including how each of the pertinent factors underlying the quality of the loan portfolio as listed in your disclosure are considered;

•	Discuss and quantify the adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances addressing why the adjustments were needed; and

•
Discuss the amount of the allowance for loan losses that is attributable to these pertinent factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Washington Federal Response:

We will revise future filings to provide the additional information requested regarding the allowance for loan losses.

2. Please tell us why restructured single-family residential loans are reserved for under the Company’s general reserve methodology. We believe the guidance in ASC 310 indicates that a troubled debt restructuring (TDR) is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35 for all TDRs. Please tell us the amount of TDR’s not evaluated for impairment under ASC 310-10-35 at September 30, 2012 and the impact on your financial statements if you measured impairment on these loans using the guidance in ASC 310-10-35.

Washington Federal Response:

We agree that all TDR’s should be accounted for under ASC 310 as impaired loans and we follow this guidance. We evaluate the homogeneous mortgage loan TDR’s collectively for impairment as permitted in ASC 310-10-35-13(a), based on expected future cash flows using a formulaic methodology. This methodology incorporates, time from restructuring, delinquency, geography and loss given default. The non-homogeneous commercial loan TDR’s are evaluated individually. We group the allowance for these homogeneous impaired loans as a separate sub category of the general allowance because they are evaluated collectively, similar to the other categories in the general allowance. All TDR’s are included in our impaired loan tables on page 48 of the Annual Report. Footnote (1) on this page goes on to describe that $25 million of the reserves on these impaired loans are included in the general reserve. Because we are measuring these loans in accordance with ASC 310-10-35 we do not believe that there is an impact to the financial statements.

3. We note your disclosure that homogeneous loans are restructured only if the borrower can demonstrate the ability to meet the restructured payment terms; therefore all are placed on accrual status upon the restructuring of the loan, even if they were on nonaccrual status prior to the restructuring. Please tell us and revise your future filings to disclose how these borrowers demonstrate to you their ability to meet the restructured payment terms.

Washington Federal Response:

The disclosure we made that said “all” loans are placed on accrual status was outdated and will be updated in future filings. Prior to 2012 we had a system limitation causing this restriction. Starting in fiscal 2012, we have used the following methodology for determination of accrual status. Before granting approval to modify a loan as a TDR, we consider a borrower’s ability to repay by evaluating:

1)	Current income levels and debt to income ratio

2)	Borrower’s credit score

3)	Payment history of the loan at Washington Federal

4)	Updated valuation of the secondary repayment source

If a loan is on non-accrual status before becoming a TDR it will stay on non-accrual status following restructuring until it has been performing for at least six months, at which point it may be moved to accrual status. If a loan is on accrual status before it becomes a TDR, and we conclude full repayment is highly probable based on our internal evaluation, it will remain on accrual status following restructuring. We will update our disclosure to state current practice and detail these criteria in future filings.

Nonperforming Assets, page 12.

4. Please revise, in future filings, to provide the following credit quality coverage ratios and additional information:

•	Ratio of the allowance for loan losses to total loans;

•	Ratio of the allowance for loan losses to nonperforming loans addressing how nonperforming restructured loans were considered;

•	Clarify how restructured loans have been considered in the determination of the ratio of nonperforming assets to total assets; and

•	A roll-forward of restructured loans activity in light of the continued increases.

These disclosures should be supplemented with sufficient narrative discussion addressing the changes therein between periods presented.

Washington Federal Response:

We will revise future filings to provide the credit quality coverage ratios and additional information requested, including narrative discussion addressing the changes between the periods presented.

Comparison of 2012 Results with 2011, page 16

5. Regarding the discussion of the ratio of nonaccrual loans to total loans, please address, and clarify in future filings, as to whether these ratios include restructured loans.

Washington Federal Response:

Restructured loans are included in the nonaccrual calculation if any of the following three criteria are met:

1)	They were on nonaccrual before restructuring and have been performing for less than 6 months.

2)	They are greater than 90 days past due on the restructured terms

3)	Management has judgmentally placed the loan on nonaccrual

As of September 30, 2012, we had $433 million of restructured loans and 93% of those loans are performing as required by the modified terms or in some cases back to the original terms of the loans. The 7% or $30 million that are not performing are included in the nonaccrual calculation cited on page 16 of the Annual Report.

We will revise future filings to clarify what loans are included as nonaccrual.

Notes to Consolidated Financial Statements

Note A- Summary of Significant Accounting Policies

6. We note your disclosure on page 30 that the Company will consider modifying the interest rates and terms of a loan if it determines the modification is a better alternative to foreclosure. Please tell us and revise your future filings to provide your specific accounting policies for these modifications. Discuss, by modification type, how you determine whether such modifications are troubled debt restructurings. If you have modified any loans that you do not consider troubled debt restructurings, explain why. In addition, explain how you determine the allowance for loan losses for such modifications.

Washington Federal Response:

The presumption on these loans is that the borrower is troubled since foreclosure is an option; therefore, the modification would be a TDR as defined in ASC 310-40-15. The loans we have modified and not classified as TDR’s are generally due to the exception noted in ASC310-40-15-12-C, a restructuring where the “creditor reduces the effective interest rates on the debt primarily to reflect a decrease in market interest rates”. Loans that have been modified, but not classified as a TDR, are included in the general reserve allowance calculation similarly to other non-modified loans.

We will revise future filings to clarify what modifications are classified as restructurings.

We are pleased to provide any further detail you may request. I can be contacted by phone at 206-777-8331 or email at brent.beardall@wafd.com.

Very truly yours,

Brent J. Beardall
EVP/CFO
Washington Federal